Exhibit 99.1

CEMENTOS PACASMAYO S.A.A.

R.U.C. N° 20419387658

NOTICE OF MANDATORY ANNUAL SHAREHOLDERS’ MEETING

In accordance with the Company’s bylaws and the General Corporations Law, the shareholders of CEMENTOS PACASMAYO S.A.A. are hereby summoned to the Annual Shareholders’ Meeting to be held on first call, on March 24, 2025, at 9:00 a.m., at the Company’s domicile located at Calle de la Colonia No. 150, Urb. m. at the corporate domicile located at Calle la Colonia No. 150, Urb. El Vivero, Surco, Lima, Peru and on second call, on March 31, 2025, at the same time and place with the purpose of submitting for consideration of the Meeting the following:

1.	Statement on Social Management and economic results (integrated annual report, external audit report and financial statements for fiscal year 2024).

2.	Ratification of the distribution of dividends made during fiscal year 2024.

3.	Appropriation of the profits of fiscal year 2024 and delegation to the Board of Directors for the payment of dividends charged to retained earnings and interim dividends for fiscal year 2025.

4.	Report on Environmental, Social and Corporate Governance (ESG) issues, including our approach to sustainability and climate risks; our commitments to emissions reduction and carbon neutrality; promotion of gender equity and diversity; and, implementation of climate change risk and opportunity reporting.

The appointment of external auditors Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada for the fiscal years 2023 - 2027 was approved by the Annual Shareholders’ Meeting held on March 24, 2023.

The holders of shares registered in their name in the Share Register have the right to attend the Meeting up to ten (10) calendar days prior to the Meeting.

The registration of powers of attorney shall be made until 4:00 p.m. on March 23, 2025, at the registered office located at Calle La Colonia No. 150, Urb. El Vivero, Surco, Lima and/or by mail to junta@cpsaa.com.pe

The quorum required on first call is fifty (50) percent of the subscribed voting shares. On second call, the concurrence of any number of subscribed shares with voting rights shall be sufficient.

The number of subscribed voting shares that may attend the Meeting is 423,868,449.

The documentation and information referred to in Article 130 of the General Corporations Law is available to shareholders at the corporate domicile located at Calle La Colonia No. 150, Urb. El Vivero, Surco, Lima and on the Company’s website. (www.cementospacasmayo.com.pe)

The notice of the Annual Shareholders’ Meeting has been published as a significant event on the web page of the Superintendency of the Securities Market and the Company’s web page, where information regarding agenda items, motions and proxy cards can also be accessed.

Thursday, February 13, 2025.

THE BOARD OF DIRECTORS